DeWitt Ross & Stevens S.C.
                         Law Firm
Capitol Square Office       West Office
Two East Mifflin Street     Firstar Financial Centre
Suite 600                   8000 Excelsior Drive, Suite 401
Madison, WI 53703-2865      Madison, WI  53717-1914
Fax 608-252-9243            Fax 608-831-2106
Tel 608-255-8891            Tel 608-831-2100

                Please respond to:  Capitol Square Office
[DATE]


Madison Bond Fund, Inc.
6411 Mineral Point Road
Madison, WI  53705

GIT Income Trust
Madison Bond Portfolio
1655 Ft. Myer Drive, Suite 1000
Arlington, VA  22209

Gentlemen:

You have asked for our opinion as to certain tax consequences of the proposed acquisition of assets of Madison Bond Fund, Inc. ("Selling Fund"), a Wisconsin corporation, by the Madison Bond Portfolio ("Acquiring Fund"), a new portfolio of GIT Income Trust, a Massachusetts business trust, in exchange for voting shares of Acquiring Fund (the "Reorganization").

In rendering our opinion, we have reviewed and relied upon the form of Agreement and Plan of Reorganization dated as of April 1, 1997 (the "Reorganization Agreement") between Selling Fund and GIT Income Trust on behalf of Acquiring Fund and the related preliminary Prospectus/Proxy Statement dated May 1, 1997. We have relied, without independent verification, upon the factual statements made therein, and assume that there will be no change in material facts disclosed therein between the date of this letter and the date of closing of the Reorganization. We further assume that the Reorganization will be carried out in accordance with the Reorganization Agreement. We have also relied upon the following representations, each of which has been made to us by officers of Selling Fund or of GIT Income Trust on behalf of Acquiring Fund:

     A. Selling Fund has not redeemed and will not redeem the shares of any of its shareholders in connection with the Reorganization except to the extent necessary to comply with its legal obligation to redeem its shares.

     B. The management of Acquiring Fund has no plan or intention to redeem or reacquire any of the Acquiring Fund shares to be received by Selling Fund shareholders in connection with the Reorganization except to the extent necessary to comply with its legal obligation to redeem its shares.

     C. The management of Acquiring Fund has no plan or intention to sell or dispose of any of the assets of Selling Fund which will be acquired by Acquiring Fund in the Reorganization, except for dispositions made in the ordinary course of business, and to the extent necessary to enable Acquiring Fund to comply with its legal obligation to redeem its shares.

     D. Following the Reorganization, Acquiring Fund will continue the historic business of Selling Fund in a substantially unchanged manner as part of the regulated investment company business of Acquiring Fund, or will use a significant portion of Selling Fund's historic business assets in a business.

     E. Acquiring Fund will not make any payment of cash or of property other than shares to Selling Fund or to any shareholder of Selling Fund in connection with the Reorganization.

     F. To the best knowledge of management of Selling Fund, there is no plan or intention on the part of the holders of shares of Selling Fund to sell, exchange or otherwise dispose of any of the shares of Acquiring Fund received in the transaction.

     G.   Immediately following consummation of the transaction, Acquiring
Fund will possess the same assets and liabilities, except for assets used to pay expenses incurred in connection with the transaction, as those possessed by Selling Fund immediately prior to the transaction.

     H. Neither Selling Fund nor Acquiring Fund expects to issue additional shares other than in the ordinary course of its business as a regulated investment company.

     I. The foregoing representations are true on the date of this letter and will be true on the date of closing of the Reorganization.

     Based on and subject to the foregoing, and our examination of the legal authority we have deemed to be relevant, it is our opinion that for federal income tax purposes:

     1. The acquisition by Acquiring Fund of substantially all of the assets of Selling Fund solely in exchange for voting shares of Acquiring Fund followed by the distribution by Selling Fund of said Acquiring Fund shares to the shareholders of Selling Fund in exchange for their Selling Fund shares will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and Acquiring Fund and Selling Fund will each be "a party to the reorganization" within the meaning of Section 368(b) of the Code.

     2. No gain or loss will be recognized to Selling Fund upon the transfer of substantially all of its assets to Acquiring Fund solely in exchange for Acquiring Fund voting shares and assumption by Acquiring Fund of any liabilities of Selling Fund, or upon the distribution of such Acquiring Fund voting shares to the shareholders of Selling Fund in exchange for all of their Selling Fund shares.

     3. No gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Selling Fund (including any cash retained initially by Selling fund to pay liabilities but later transferred) solely in exchange for Acquiring Fund voting shares and assumption by Acquiring Fund of any liabilities of Selling Fund.

     4.   The basis of the assets of Selling Fund acquired by Acquiring
Fund will be the same as the basis of those assets in the hands of Selling Fund immediately prior to the transfer, and the holding period of the assets of Selling Fund in the hands of Acquiring Fund will include the period during which those assets were held by Selling Fund.

     5. The shareholders of Selling Fund will recognize no gain or loss upon the exchange of all of their Selling Fund shares solely for Acquiring Fund voting shares. Gain, if any, will be realized by Selling Fund shareholders who in exchange for their Selling Fund shares receive other property or money in addition to Acquiring Fund shares, and will be recognized, but not in excess of the amount of cash and the value of such other property received. If the exchange has the effect of the distribution of a dividend, then the amount of gain recognized that is not in excess of the ratable share of undistributed earnings and profits of Selling Fund will be treated as a dividend.

     6. The basis of the Acquiring Fund voting shares to be received by the Selling Fund shareholders will be the same as the basis of the Selling Fund shares surrendered in exchange therefor.

     7. The holding period of the Acquiring Fund voting shares to be received by the Selling Fund shareholders will include the period during which the Selling Fund shares surrendered in exchange therefor were held, provided the Selling Fund shares were held as a capital asset on the date of the exchange.

This opinion letter is delivered to you in satisfaction of the requirements of
Section 8.6 of the Reorganization Agreement.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14 and to use of our name and any reference to our firm in the Registration Statement or in the Prospectus/Proxy Statement constituting a part thereof. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Sincerely,

DeWitt Ross & Stevens s.c.